PAA Natural Gas Storage, L.P.
333 Clay Street, Suite 1500
Houston, Texas 77002
April 2, 2010
By Facsimile and EDGAR
H. Christopher Owings
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549

Re:	PAA Natural Gas Storage, L.P. Registration Statement on Form S-1/A Filed March 3, 2010 File No. 333-164492
Dear Mr. Owings:
          On March 24, 2010, PAA Natural Gas Storage, L.P. (“we” or the “Partnership”), received the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the above-referenced filing (the “Comment Letter”).
          Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 2 (“Amendment No. 2”) to our Registration Statement on Form S-1 (File No. 333-164492) (as amended by Amendment No. 1 filed with the Commission on March 3, 2010 (“Amendment No. 1”) and, as further amended by Amendment No. 2, the “Registration Statement”). For your convenience, we have hand delivered three full copies of Amendment No. 2, as well as three copies of Amendment No. 2 marked to show all changes made since Amendment No. 1.
          We have repeated in bold text each comment of the Staff exactly as given in the Comment Letter, and below each such comment is set forth our response. All references to page numbers and captions correspond to Amendment No. 2, unless otherwise specified. Capitalized terms used herein but not otherwise defined have the meaning set forth in the Registration Statement.
Registration Statement on Form S-l
General
COMMENT:

1.	We note your responses to comments 1, 38 and 39 of our letter dated February 23, 2010 that certain omitted information and exhibits will be provided in a future amendment to Form S-l.

RESPONSE:

We acknowledge the Staff’s comment and have included certain previously omitted information as well as certain previously omitted exhibits. We undertake to provide in future amendments any additional information in the Registration Statement that we are not entitled to omit under Rule 430A. This information will be provided in a manner that allows the Staff adequate time for review prior to the distribution of the preliminary prospectus for marketing purposes.

COMMENT:

2.	We reviewed the supplemental materials provided in response to comments four and 21 of our letter dated February 23, 2010. Please revise the disclosure on page 104 to clarify that your estimates that depleted natural gas or oil reservoirs, natural aquifers and salt caverns comprise approximately 85%, 9% and 6%, respectively, of total working gas storage capacity in the United States are based on your review of publicly available information. In addition, it is not clear how the supplemental materials support the following statements on page 107: “In recent years, U.S. and Canadian LNG imports have averaged an aggregate of approximately 1 to 3 Bcf per day, while the total LNG import capacity of U.S. and Canadian infrastructure is approximately 16 Bcf per day. In addition, total worldwide liquefaction capacity for LNG has been increasing over the last several years and additional U.S. and Canadian capacity is scheduled to come online over the next few years.” Please clarify. Finally, on page 7 please revise your disclosure to clarify the source of the “industry data” regarding equity market capitalization upon which you relied in making the statement that Plains All American Pipeline, L.P. is the fourth largest publicly traded master limited partnership.

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure in Amendment No. 2 to (i) clarify that publicly available information supports our estimates that depleted natural gas or oil reservoirs, natural aquifers and salt caverns comprise approximately 85%, 9% and 6%, respectively, of total working gas storage capacity in the United States (see page 107) and (ii) indicate that publicly available information also supports the equity market capitalization data relating to Plains All American Pipeline, L.P. (see pages 5 and 120). Attached hereto as Annex A is a table derived from company filings and publicly available stock quotations, indicating that Plains All American Pipeline, L.P. is the fifth largest publicly traded master limited partnership. We have revised our disclosure on pages 5 and 120 accordingly.

With respect to the statements on page 107 of Amendment No. 1 (page 110 of Amendment No. 2) regarding LNG imports, we respectfully submit that the materials previously provided to the Staff under Tab 12 of the support binder attached to and forming part of our March 3, 2010 supplemental response letter support such statements, as explained below. We note as follows:
1.	“U.S. and Canadian LNG imports have averaged an aggregate of approximately 1 to 3 Bcf per day...” is supported by “Availability of Liquefied Natural Gas (LNG) Imports,” beginning on page 12 of the ICF International report “Natural Gas Pipeline and Infrastructure Projections

Through 2030,” dated October 20, 2009. A full copy of this report appears under Tab 4 of the support binder, and relevant portions are excerpted and reproduced under Tab 12. The graph labeled as “Figure 6” on page 12 of this report (see the sixth page of Tab 12 of support binder) shows U.S. and Canadian LNG imports from 2004 through 2008 ranging from approximately 1 Bcf per day to approximately 3 Bcf per day.
2.	“...the total LNG import capacity of U.S. and Canadian infrastructure is approximately 16 Bcf per day” is supported by the FERC report “North American LNG Import Terminals - Existing,” as of December 17, 2009, which lists existing U.S. and Canadian LNG import terminals and the daily LNG import capacities of each facility (see first page of Tab 12 of support binder). The total LNG import capacity listed for these terminals is approximately 16 Bcf per day.

3.	“...and additional U.S. and Canadian capacity is scheduled to come online over the next few years.” is supported by the FERC reports “North American LNG Import Terminals - Approved,” “North American LNG Import Terminals – Proposed” and “North American LNG Import Terminals – Potential,” each dated as of December 17, 2009 (see the second, third and fourth pages of Tab 12 of support binder), which identify LNG import terminals in the U.S. and Canada for which construction has been approved, specifying whether construction has commenced as of such date, and those for which construction has been proposed (but not approved), as well as sites which have been identified for potential construction of LNG terminals. Such reports state the expected capacity for each listed terminal, which supports the statement that “... additional U.S. and Canadian capacity is scheduled to come online over the next few years.”

We have removed the statement “. . . total worldwide liquifaction capacity for LNG has been increasing over the last several years...” from the disclosure in Amendment No. 2.
Prospectus Summary, page 1
COMMENT:

3.	We note your response to comment six of our letter dated February 23, 2010. The information presented, however, continues to be duplicative of information that is properly presented in the latter parts of the prospectus or is not related to the key aspects of the offering. Please revise to provide a brief overview of the key aspects of the offering. You may wish to include cross references to such further portions of the prospectus.

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure in Amendment No. 2 to delete some of the duplicative information and narrow the focus of the information presented in the Summary to include only what we believe to be the key aspects of the offering. See pages 12 to 18.

Our Cash Distribution Policy and Restrictions on Distributions, page 53
General, page 53
COMMENT:

4.	We reviewed your response to comment 13 in our letter dated February 23, 2010 and your revised disclosure. Please address in your disclosure how the following items are considered in the calculation of cash available from distributable cash flow in the pro forma historical table and in the forward looking table: cash settlement of derivative instruments; cash settled capitalized interest; and actual acquisition related expenditures. Please also tell us why the pro forma historical table does not include separate line items for expansion capital expenditures and borrowings to fund expansion capital expenditures while the forward-looking table includes these line items.

RESPONSE:

We acknowledge the Staff’s comment and have included a discussion below addressing how the items of cash settlement of derivative instruments, cash settled capitalized interest and actual acquisition-related expenditures are considered in the calculation of cash available from distributable cash flow, as well as how we have revised the disclosure in Amendment No. 2 to clarify our consideration of these items.

Cash Settlement of Derivatives:

Cash settlements of derivative activity are generally reflected in our distributable cash flow in the period during which settlement occurs. With respect to any particular derivative, to the extent there are any timing differences between cash settlements and associated amounts reflected as a component of net income for the period, we reflect such timing differences, if any, as a reconciling item between net income and distributable cash flow for the period.

As of December 31, 2009, we had one outstanding derivative financial instrument entered into during the fourth quarter of 2009, and it was not eligible for hedge accounting in accordance with ASC 815. There were no material cash settlements related to this derivative financial instrument during the year ended December 31, 2009. The estimated fair market value of this derivative as of December 31, 2009 was approximately $0.4 million. In the forward-looking estimate of available cash from distributable cash flow, we did not forecast the impact of any derivative instruments as we do not believe such activity is reasonably estimable. We have added disclosure to the footnotes to our historical and forward-looking tables to clarify our treatment of cash settlements of open derivative positions. Please see page 60.

Cash Settlement of Capitalized Interest:

We include cash paid in settlement of capitalized interest as a component of expansion capital expenditures for purposes of the historical and forward-looking calculations of available cash from distributable cash flow. We have added disclosure to the footnotes to our historical and forward-looking tables to clarify our treatment of cash settlement of capitalized interest. Please see page 60.

Actual Acquisition Expenditures:

As discussed in our definition of distributable cash flow on page 56, we exclude any acquisition related expenses associated with (a) successful acquisitions or (b) all other acquisitions until the earlier to occur of the abandonment of such acquisition or one year from the date of incurrence in our determination of distributable cash flows. Such expenses primarily include costs which are required to be expensed in accordance with ASC 805-10-25-23. Such amounts are labeled as “acquisition related costs” in the historical and forward-looking tables. During the historical and forward-looking period, we did not incur or project any “acquisition related costs” which met the criteria for adjustment in our calculations of distributable cash flows. With regards to acquisition related expenditures other than those subject to the guidance in ASC 805-10-25-23, we did not incur any such expenditures during the historical period, nor did we project any during the forward-looking period. We have added disclosure to the footnotes to our historical and forward looking tables to clarify our treatment of actual acquisition related expenditures. Please see page 60.
Additionally, we have revised the disclosure in Amendment No. 2 to include in the pro forma historical table separate line items for expansion capital expenditures and borrowings to fund expansion capital expenditures. Please see page 59.
Unaudited Pro Forma Available Cash from Distributable Cash Flow, page 58
COMMENT:

5.	Please tell us your consideration of beginning this table with pro forma net income, as per your Article 11 pro forma financial statements, rather than using a net income amount based on the mathematical sum of net income in the predecessor and successor periods.

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure in Amendment No. 2 to begin the Unaudited Pro Forma Available Cash from Distributable Cash Flow table with pro forma net income from our Article 11 pro forma financial statements. Please see page 59.

COMMENT:

6.	We would expect pro forma cash interest expense to represent pro forma cash interest expense inclusive of debt issuance costs and commitment fees related to your anticipated credit agreement. Please confirm these amounts have been considered or otherwise tell us why not.

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure in Amendment No. 2 to clarify that interest expense includes anticipated commitment fees. With regard to debt issuance costs, we expect to incur approximately $2.4 million of such costs in connection with the execution of our new revolving credit facility, which we expect to pay with cash on hand. Historically, we have reflected the amortization of debt issue costs as a component of depreciation, depletion and amortization expense. We believe that this practice is acceptable as we are not aware of any authoritative guidance which requires amortization of debt issue costs to be a component of interest expense. As these costs will be paid with cash on hand and are reported as a component of depreciation, depletion and amortization expense, they will not impact our reported amounts of available cash from distributable cash flow, pursuant to the definition of distributable cash flow in our partnership agreement. We have revised our filing to clarify our treatment of debt issue costs. Please see page 59.

COMMENT:

7.	We note that you removed the interest coverage ratio and leverage ratio line items. Please add these line items back to the table along with footnote disclosure similar to footnote (5) on page 62 or explain in detail why you believe such line items should not be included in the table.

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure in Amendment No. 2 to include the two ratios and an associated footnote. Please see page 59 and footnote (15) on page 61.
Management, page 127
COMMENT:

8.	We note your response to comment 22 of our letter dated February 23, 2010. Please revise your disclosure to clarify, if true, that currently none of the directors of your general partner are independent.

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure in Amendment No. 2 to clarify that none of the current directors of the general partner are independent and that our general partner’s board of directors has determined that our director nominee is independent. Please see page 130.
Directors and Executive Officers of Our General Partner page 128
COMMENT:

9.	We note your response to comment 23 of our letter dated February 23, 2010. However it does not appear that you have discussed the specific experience, qualifications, attributes or skills that led to the conclusion that each director should serve as a director of your general partner, aside from Mr. Pefanis. Please revise your disclosure accordingly and refer to Item 401(e)(1) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure in Amendment No. 2 to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each director should serve as a director of our general partner. Please see pages 132 to 133.
Compensation of Our Officers, page 130
COMMENT:

10.	We note your response to prior comment 25 of our letter dated February 23, 2010. In light of your indication that certain of your general partner’s officers are dedicated to managing your business and will devote a substantial majority of their time to your business, tell us what consideration you have given to disclosing the historical compensation that has been paid to any named executive officers of your general partner that will be devoting a substantial majority of their time to your business. As a related matter, in your Compensation Discussion and Analysis, please disclose to what extent, if any, the compensation of any of your general partners’ officers will be determined based upon your performance.
RESPONSE:

We acknowledge the Staff’s comment and, based on the telephone call between the Staff and our counsel on March 29, 2010, we have added additional disclosure to Amendment No. 2 to include historical salary, bonus and equity award information for our general partner’s two executive officers who will be devoting a substantial majority of their time to our business. As we discussed on that call, we have otherwise omitted any other historical compensation information based on the guidance contained in paragraph 217.03 of the Staff’s Compliance and Disclosure Interpretation guidance. Please see pages 134 to 135. With respect to the second portion of your comment, we expect that the future compensation of our executive and non-executive officers of our general partner will include a significant component of incentive compensation based on our performance. We have revised our disclosure on page 138 accordingly.
Certain Relationships and Related Party Transactions, page 137
Related Party Transactions, page 139
Intercompany Note with PAA, page 140
COMMENT:

11.	Please revise your disclosure to include the principal amount of the note, as well as the due date of the note.

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure in Amendment No. 2 to include the principal amount of the note as well as clarify that the note is a demand note without a set maturity date and that PAA can demand payment at any time. Please see page 145.
Financial Statements, page F-1
Unaudited Pro Forma Condensed Combined Financial Statements, page F-2
Unaudited Pro Forma Condensed Combined Balance Sheets, page F-3
COMMENT:

12.	Please show the pro forma number of common units, Series A subordinated units, Series B subordinated units and general partner units outstanding.

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure in Amendment No. 2 to show the pro forma number of common units, Series A subordinated units, Series B subordinated units and the general partner interest outstanding. Please see page F-5.
Unaudited Pro Forma Condensed Combined Statement of Operations, page F-4
COMMENT:

13.	Please revise note (d) to disclose how you computed the $2.252 million adjustment to general and administrative expenses for PAA personnel costs that would have been allocated to PNGS if the PAA Ownership Transaction had occurred on January 1, 2009. Also explain the basis for the allocation of the costs.

RESPONSE:

We acknowledge the Staff’s comment. The interpretive response to question 2 in SAB Topic 1(B)(1) states that “[t]he staff expects any expenses clearly applicable to the subsidiary to be reflected in its income statements. However, the staff understands that in some situations a reasonable method of allocating common expenses to the subsidiary (e.g., incremental or proportional cost allocation) must be chosen because specific identification of expenses is not practicable.”

With regard to the allocation of PAA personnel costs to PNGS, the allocated amounts were determined based on a detailed analysis performed by management. Utilizing PAA’s internal budgeting process, management identified those PAA departments which provide general and administrative services to PNGS. For those departments providing services to PNGS, each department was separately required to estimate the approximate amount of its time spent providing services to PNGS. Those percentages were used to calculate the amount of PAA general and administrative costs allocable to PNGS. The total amount allocable to PNGS is the sum of the amounts, if any, determined for each department. Management believes that the methodology employed to perform this calculation was reasonable.

We have provided additional disclosure to note (g) on page F-6 to describe the manner in which we computed the $2.252 million adjustment to general and administrative expenses for PAA personnel costs to reflect the expenses that would have been allocated to PNGS had the PAA Ownership Transaction occurred on January 1, 2009.

COMMENT:

14.	Please revise note (f) to disclose how you computed pro forma interest expense, including how you determined the amount of pro forma capitalized interest. Indicate the percentage of overall interest capitalized in the pro forma presentation. To the extent this percentage is materially different than the percentage of overall interest capitalized in the historical financial statements for the periods January 1 through September 2, 2009 and September 3 through December 31, 2009, please explain why.

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure in Amendment No. 2 to include the requested disclosure. Please see pages F-6 to F-7.

COMMENT:

15.	Please present pro forma basic and diluted per unit data on the face of the pro forma statement of operations. Also present the number of units used to compute earning per unit data. Please note that the denominator in computing pro forma earnings per unit should include only those units whose proceeds are being reflected in pro forma adjustments in the statement of operations, such as proceeds used for debt repayment. In addition, please add a footnote making the computation of pro forma earnings per unit transparent to investors.
RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure in Amendment No. 2 to include the requested disclosure. Please see Note (e) in “Pro Forma Adjustments” on page F-5.
PAA Natural Gas Storage, LLC Consolidated Financial Statements, page F-8
Notes to Consolidated Financial Statements, page F-12
Note 2. Summary of Significant Accounting Policies, page F-12
Property, Plant and Equipment, page F-17
COMMENT:

16.	Please tell us the reasons for lengthening the useful lives of the natural gas storage facilities and equipment and the basis for the 50 to 70 year useful life. Tell us the useful lives of these assets prior to the PAA Ownership Transaction, how the useful lives were originally determined, and why it is reasonable that your estimate of useful lives changed so significantly.

RESPONSE:

Prior to the PAA Ownership Transaction, our natural gas storage facilities and equipment were depreciated assuming estimated useful lives ranging from 20 to 50 years. In conjunction with the PAA Ownership Transaction, we revised our range of estimated useful lives of our storage facilities from 20 to 50 years to 50 to 70 years.

Our previous range of estimated useful lives was determined in 2005 when our predecessor first entered the natural gas storage business as a result of its acquisition of the Bluewater storage facility and project development rights for the Pine Prairie facility from the previous owner. Our determination of appropriate estimated useful lives for these assets at the time reflected a number of factors, including (i) our knowledge of the acquired assets based on their limited operating experience, (ii) management’s industry knowledge and experience, (iii) the useful lives utilized by the previous owner and (iv) our understanding of approaches generally followed within the industry. Perhaps the most important factor in our initial determination was the limited operating history of these assets at the time they were acquired. At the time of our acquisition, the Bluewater facility was still under development and was only partially operational and the Pine Prairie facility was still in development stage. Accordingly, after considering potential depreciable life ranges (including our current range), management determined that a 20 to 50 year depreciable life was appropriate based on the information then available to it.

At the time of the PAA Ownership Transaction, we reassessed the estimated useful lives of our gas storage assets and revised our depreciable life estimates to the current range of 50 to 70 years. With over four years of operating experience at our Bluewater facility and our successful completion of two additional caverns at the Pine Prairie facility, we believe our ability to make appropriate estimates of useful lives has been significantly enhanced. Our estimation process was further enhanced by the expansion of a dedicated management team during 2008 and 2009 with extensive experience in the natural gas storage industry. We believe that both of these factors provided us with “new information” for determining the appropriate range of useful lives of these assets. The definition of a change in accounting estimate as set forth in ASC 250-10-20 states that “[c]hanges in accounting estimates result from new information.” Our redetermination of estimated useful lives was a documented exercise with significant involvement from members of our executive, operational, financial and accounting management teams. Additionally and as part of this process, we engaged two recognized third-party industry experts to assess our valuation and estimated useful life assumptions. In addition to the operational capabilities of both our individual assets and other similar assets, our analysis also considered forecasted supply of and demand for natural gas.

In addition, we believe that our range of estimated useful lives is appropriate given the technological and engineering advances which have occurred over the last decade. When considered together with our anticipated maintenance plan, we believe we will be able to utilize these assets over the next 50 to 70 years, if not longer. The earliest salt dome storage caverns (which we believe were completed in the 1970s) and depleted reservoir storage facilities known by us to be used for natural gas storage (some of which date to the 1920s) are still in service with actual and future projected service histories supportive of our estimates. We believe our storage facilities are analogous for purposes of determining depreciable lives to multiple interstate natural gas and liquids pipelines which have been in operation domestically for in excess of 50 years.

For all periods prior to and subsequent to the PAA Ownership Transaction, we believe that our estimates of useful lives were appropriate based on the nature and amount of applicable information available to us at the time of such determination and in the absence of authoritative accounting literature with respect to this determination. We further believe that our redetermination following the PAA Ownership Transaction was necessary and appropriate in light of the “new information” available to us. Finally, we believe our depreciable life estimate complies with the requirements of ASC 260-10-35-24, which states that “[t]he cost of a productive facility is one of the costs of the services it renders during its useful economic life. Generally accepted accounting principles (GAAP) require that this cost be spread over the expected useful life of the facility in such a way as to allocate it as equitably as possible to the periods during which services are obtained from the use of the facility. This procedure is known as depreciation accounting, a system of accounting which aims to distribute the cost or other basic value of tangible capital assets, less salvage (if any), over the estimated useful life of the unit (which may be a group of assets) in a systematic and rational manner. It is a process of allocation, not of valuation.”

Item 17. Undertakings, page II-2
COMMENT:

17.	We note your response to comment 37 of our letter dated February 23, 2010. However, please note that due, in part, to the language of Securities Act Rule 430(C)(d), the undertaking included in Item 512(a)(6) of Regulation S-K should be included in filings for initial public offerings. Please revise your filing to include this undertaking.

RESPONSE:

We acknowledge the Staff’s comment and have included the undertaking included in Item 512(a)(6) of Regulation S-K in Amendment No. 2. Please see pages II-2 to II-3.
*****
          If you have any questions or comments concerning these responses, please call Richard McGee, our Vice President – Legal and Business Development, at (713) 652-3655 or David P. Oelman at Vinson & Elkins L.L.P. at (713) 758-3708.

Very truly yours,

PAA NATURAL GAS STORAGE, L.P.

By:	PNGS GP LLC,
its general partner

/s/ Al Swanson

Al Swanson
Senior Vice President and Chief Financial Officer

cc:	David P. Oelman D. Alan Beck

ANNEX A
MLP Market Cap Analysis as of March 30, 2010
Source: Company filings and publicly available Stock quotations

			Units	Unit	Equity
			Outstanding	Price on	Market Cap
	MLP	Ticker	(MM)	3/30/2010	($MM)
1.	Enterprise	EPD	623.3	$34.58	$21,554.9
2.	Kinder Morgan	KMP	296.9	65.42	19,421.4
3.	Williams Partners	WPZ	255.8	40.23	10,289.9
4.	Energy Transfer	ETP	189.2	46.86	8,867.9
5.	Plains All American	PAA	136.1	56.90	7,746.1
6.	Oneok	OKS	101.7	61.72	6,274.3
7.	Enbridge	EEP	117.7	50.57	5,954.4
8.	Boardwalk Pipeline	BWP	192.6	29.76	5,731.4
9.	Magellan	MMP	106.7	47.53	5,072.9
10.	El Paso Pipeline	EPB	138.0	27.89	3,848.0